UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                                  MedQuist Inc.
             -------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
             -------------------------------------------------------
                         (Title of Class of Securities)


                                   584949 10 1
                ------------------------------------------------
                                 (CUSIP Number)


                                    COPY TO:

            Seth W. Hamot                          Brian Brodrick, Esq.
     Roark, Rearden & Hamot, LLC                   Phillips Nizer LLP
         420 Boylston Street                        666 Fifth Avenue
          Boston, MA 02116                         New York, NY 10103
           (617) 595-4400                             212-977-9700
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                October 19, 2007
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [X]

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "1934 Act") or otherwise subject to the liabilities of that section of the 1934 Act but shall be subject to all other provisions of the 1934 Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 584949 10 1
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:

         Seth W. Hamot
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         A United States Citizen
--------------------------------------------------------------------------------
                        7.    SOLE VOTING POWER
                                  1,938,821
      NUMBER OF         --------------------------------------------------------
       SHARES           8.    SHARED VOTING POWER
    BENEFICIALLY                  -0-
      OWNED BY          --------------------------------------------------------
        EACH            9.    SOLE DISPOSITIVE POWER
      REPORTING                   1,938,821
       PERSON           --------------------------------------------------------
        WITH            10.   SHARED DISPOSITIVE POWER
                                  -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,938,821
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.2%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

         IN, HC
--------------------------------------------------------------------------------

CUSIP No. 584949 10 1
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:   Costa Brava Partnership III L.P.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-3387028

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         A Delaware Limited Partnership
--------------------------------------------------------------------------------
                        7.    SOLE VOTING POWER
                                  1,938,821
      NUMBER OF         --------------------------------------------------------
       SHARES           8.    SHARED VOTING POWER
    BENEFICIALLY                  -0-
      OWNED BY          --------------------------------------------------------
        EACH            9.    SOLE DISPOSITIVE POWER
      REPORTING                   1,938,821
       PERSON           --------------------------------------------------------
        WITH            10.   SHARED DISPOSITIVE POWER
                                  -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,938,821
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.2%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

CUSIP No. 584949 10 1
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:   Roark, Rearden & Hamot, LLC
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 10-0000708

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         A Delaware Limited Partnership
--------------------------------------------------------------------------------
                        7.  SOLE VOTING POWER
                                  1,938,821
      NUMBER OF         --------------------------------------------------------
       SHARES           8.  SHARED VOTING POWER
    BENEFICIALLY                  -0-
      OWNED BY          --------------------------------------------------------
        EACH            9.  SOLE DISPOSITIVE POWER
      REPORTING                   1,938,821
       PERSON           --------------------------------------------------------
        WITH            10. SHARED DISPOSITIVE POWER
                                  -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,938,821
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.2%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

         OO - Other
--------------------------------------------------------------------------------

CUSIP No. 584949 10 1
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:

         Andrew R. Siegel
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         A United States Citizen
--------------------------------------------------------------------------------
                        7.  SOLE VOTING POWER
                                  2,000
      NUMBER OF         --------------------------------------------------------
       SHARES           8.  SHARED VOTING POWER
    BENEFICIALLY                  -0-
      OWNED BY          --------------------------------------------------------
        EACH            9.  SOLE DISPOSITIVE POWER
      REPORTING                   2,000
       PERSON           --------------------------------------------------------
        WITH            10. SHARED DISPOSITIVE POWER
                                  -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,000
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         Less than 1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                         AMENDMENT NO. 1 TO SCHEDULE 13D
                         -------------------------------

         This amendment ("Amendment No. 1") amends the Schedule 13D filed on October 12, 2007 by Costa Brava Partnership III L.P. ("Costa Brava"), Roark, Rearden and Hamot, LLC, Seth W. Hamot and Andrew R. Siegel with the Securities and Exchange Commission with respect to the shares of common stock, no par value (the "Common Stock"), of MedQuist Inc., a New Jersey corporation (the "Issuer"). Each of Costa Brava, Roark, Rearden and Hamot, LLC, Seth W. Hamot and Andrew R. Siegel is referred to herein individually as a "Filer" and collectively as the "Filers."

Item 4.  Purpose of Transaction.
         ----------------------

         Item 4 is hereby amended by adding the following:

         On October 19, 2007, the Filers filed a Preliminary Proxy Statement with the Securities and Exchange Commission with respect to the solicitation of proxies for the election of Andrew R. Siegel, Seth W. Hamot, Douglas M. Gleason, Douglas E. Linton and Alok Mohan to serve as directors of the Issuer at the next annual meeting of stockholders.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a), (b) The Filers (other than Andrew R. Siegel) are the beneficial owners of 1,938,821 shares of Common Stock (approximately 5.20% of the shares of Common Stock outstanding as reported in the Issuer's filing on Form 10-K on August 31, 2007). Mr. Siegel is the beneficial owner of 2,000 shares of Common Stock representing less than 1% of the issued and outstanding shares of Common Stock.

         The Filers have the sole power to vote and sole power to dispose of such shares to which this Amendment No. 1 relates.

         (c) The Filers have not purchased or sold shares of Common Stock of the Issuer since their filing on Schedule 13D on October 12, 2007.

         (d) Not applicable.

         (e) Not applicable.

Item 6.  Material to be Filed as Exhibits.
         --------------------------------

Exhibit A -- Agreement Regarding the Joint Filing of Schedule 13D. [Previously
             filed.]

Exhibit B -- Information concerning the Filers' transactions for the period from
             August 13, 2007 to October 11, 2007. [Previously filed.]

Exhibit C -- Complaint filed on October 9, 2007 by Costa Brava Partnership III
             L.P. against MedQuist Inc. in the Superior Court of New Jersey. [Previously filed.]

Exhibit D -- Order to Show Cause issued by the Superior Court of New Jersey on
             October 10, 2007. [Previously filed.]

Exhibit E -- Letter dated October 11, 2007 from the Filers to the Issuer.
             [Previously filed.]

Exhibit F -- Preliminary Proxy Statement dated October 19, 2007. [Incorporated by reference to the Preliminary Proxy Statement filed with the SEC on October 19, 2007.]

                                    Signature

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  October 22, 2007


                                       COSTA BRAVA PARTNERSHIP III L.P.

                                       By: Roark, Rearden & Hamot, LLC,
                                           its General Partner

                                       By: /s/ SETH W. HAMOT
                                           ------------------------------------
                                           Seth W. Hamot
                                           President


                                       SETH W. HAMOT

                                       By: /s/ SETH W. HAMOT
                                           ------------------------------------
                                           Seth W. Hamot


                                       ROARK, REARDEN & HAMOT, LLC

                                       By: /s/ SETH W. HAMOT
                                           ------------------------------------
                                           Seth W. Hamot
                                           President


                                       ANDREW R. SIEGEL

                                       By: /s/ ANDREW R. SIEGEL
                                           ------------------------------------
                                           Andrew R. Siegel

                                  EXHIBIT INDEX


Exhibit           Description
-------           --------------------------------------------------------------
A                 Agreement Regarding the Joint Filing of Schedule 13D.
                  [Previously filed]

B Information concerning the Filers' transactions for the period from August 13, 2007 to October 11, 2007. [Previously filed]

C Complaint filed on October 9, 2007 by Costa Brava Partnership III L.P. against MedQuist Inc. in the Superior Court of New Jersey. [Previously filed]

D Order to Show Cause issued by the Superior Court of New Jersey on October 10, 2007. [Previously filed]

E                 Letter dated October 11, 2007 from the Filers to the Issuer.
                  [Previously filed]

F                 Preliminary Proxy Statement dated October 19, 2007.
                  [Incorporated by reference to the Preliminary Proxy Statement filed with the SEC on October 19, 2007.]